Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-155208

SCBT Financial Corporation

Supplement No. 1 dated January 16, 2009

To Prospectus dated December 1, 2008

This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of SCBT Financial Corporation dated December 1, 2008 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to provide an update on recent developments regarding our financing arrangements. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent that the information in this Supplement updates and supersedes the information contained in the Prospectus.

You should consider carefully the risk factors beginning on page 3 of the Prospectus before purchasing any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.  This Supplement and the Prospectus shall not constitute an offer to sell a security in any state unless such offer, or any resulting sale, is exempt from the securities registration requirements of such state.

Participation in the Capital Purchase Program

On January 16, 2009, as part of the Capital Purchase Program established by the U.S. Department of the Treasury (“Treasury”) under the Emergency Economic Stabilization Act of 2008 (the “EESA”), SCBT Financial Corporation (the “Company” or the “Registrant”) entered into a Letter Agreement (including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, the “Purchase Agreement”) with Treasury dated January 16, 2009, pursuant to which the Company issued and sold to Treasury (i) 64,779 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series T, having a liquidation preference of $1,000 per share (the “Series T Preferred Stock”), and (ii) a ten-year warrant to purchase up to 303,083 shares of the Company’s common stock, par value $2.50 per share (“Common Stock”), at an initial exercise price of $32.06 per share (the “Warrant”), for an aggregate purchase price of $64,779,000 in cash.

Cumulative dividends on the Series T Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as, and when declared by the Company’s Board of Directors. The Series T Preferred Stock has no maturity date and ranks senior to the Common Stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series T Preferred Stock generally is non-voting.

The Company may redeem the Series T Preferred Stock at par after February 15, 2012. Prior to this date, the Company may redeem the Series T Preferred Stock, in whole or in part, at par if (i) the Company has raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the Purchase Agreement and set forth below) in excess of approximately $16 million, and (ii) the aggregate redemption amount does not exceed the aggregate net proceeds from such Qualified Equity Offerings.  Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System.

The Purchase Agreement defines a “Qualified Equity Offering” to mean the sale and issuance for cash by the Company, to persons other than the Company or any Company subsidiary after the closing, of shares of perpetual Preferred Stock, Common Stock or any combination of such stock, that, in each case, qualify as and may be included in Tier 1 capital of the Company at the time of issuance under the applicable risk-based capital guidelines of the Company’s federal banking agency (other than any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans which were publicly announced, on or prior to October 13, 2008).

Prior to January 16, 2012, unless we have redeemed the Series T Preferred Stock or Treasury has transferred the Series T Preferred Stock to a third party, the consent of Treasury will be required for us to (1) declare or pay any dividend or make any distribution on our Common Stock, or (2) redeem, purchase or acquire any shares of our Common Stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Purchase Agreement.

The Series T Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended. Upon the request of Treasury at any time, the Company has agreed to promptly enter into a deposit arrangement pursuant to which the Series T Preferred Stock may be deposited and depositary shares (“Depositary Shares”), representing fractional shares of Series T Preferred Stock, may be issued. The Company has agreed to register the resale of the Series T Preferred Stock and the Depositary Shares, if any, and the Warrant, and the issuance of shares of Common Stock upon exercise of the Warrant (the “Warrant Shares”), subject to the terms of the Purchase Agreement. Neither the Series T Preferred Stock nor the Warrant are subject to any contractual restrictions on transfer, except that Treasury may only transfer or exercise an aggregate of one-half of the Warrant Shares prior to the earlier of (i) the date on which the Company has received aggregate gross proceeds of not less than $64,779,000 from one or more Qualified Equity Offerings and (ii) December 31, 2009.

The Warrant is immediately exercisable. In the event the Company completes one or more Qualified Equity Offerings on or prior to December 31, 2009 that result in the Company receiving aggregate gross proceeds of not less than $64,779,000, the number of the shares of Common Stock underlying the portion of the Warrant then held by Treasury will be reduced by one-half of the shares of Common Stock originally covered by the Warrant.

In the Purchase Agreement, the Company agreed that, until such time as Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Purchase Agreement, the Company will take all necessary action to ensure that its benefit plans with respect to its senior executive officers comply with Section 111(b) of the EESA as implemented by any guidance or regulation under the EESA that has been issued and is in effect as of the date of issuance of the Series T Preferred Stock and the Warrant, and has agreed not to adopt any benefit plans with respect to, or which covers, its senior executive officers that do not comply with the EESA. Additionally, each of Messrs. Robert R. Hill, Jr., John C. Pollok, John F. Windley, Thomas S. Camp, and Joe E. Burns (the “Senior Executive Officers”), (i) executed a waiver (the “Waiver”) voluntarily waiving any claim against Treasury or the Company for any changes to such Senior Executive Officer’s compensation or benefits that are required to comply with the regulation issued by Treasury under the Capital Purchase Program as published in the Federal Register on October 20, 2008 and acknowledging that the regulation may require modification of the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including so-called “golden parachute” agreements) (collectively, “Benefit Plans”) as they relate to the period Treasury holds any equity or debt securities of the Company acquired through the Capital Purchase Program; and (ii) entered into a letter agreement (the “Letter Agreement”) with the Company amending the Benefit Plans with respect to such Senior Executive Officer as may be necessary, during the period that Treasury owns any debt or equity securities of the Company acquired pursuant to the Purchase Agreement or the Warrant, to comply with Section 111(b) of the EESA.

The foregoing summary of the Purchase Agreement, the Warrant, the Certificate of Designations with respect to the Series T Preferred Stock, the form of Waiver executed by the Senior Executive Officers, and the form of Letter Agreement is not intended to be complete and is qualified in its entirety by reference to such documents which are attached as exhibits to our Current Report on Form 8-K filed on January 16, 2009 and are incorporated by reference herein.

Amendment to the Articles of Incorporation

The Company has filed with the Secretary of State of the State of South Carolina Articles of Amendment to the Company’s Articles of Incorporation establishing the terms of the Series T Preferred Stock.  A copy of the Articles of Amendment to the Company’s Articles of Incorporation is included as an exhibit to our Current Report on Form 8-K filed on January 16, 2009 and is incorporated by reference herein.  As contemplated by our proxy statement dated November 28, 2008, the Company’s Articles of Incorporation have been amended and restated to authorize the issuance of up to ten million shares of preferred stock, including issuances in connection with the Capital Purchase Program.  A copy of the Company’s Amended and Restated Articles of Incorporation is included as an exhibit to our Current Report on Form 8-K filed on December 31, 2008 and is incorporated by reference herein.

We will provide a copy of any and all of the information that is incorporated by reference in this Supplement to any person, including a beneficial owner, to whom this Supplement is delivered, without charge, upon written or oral request. Written requests for copies should be directed to Attn: Richard C. Mathis, SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina, 29201. Telephone requests for copies should be directed to Mr. Mathis at (803) 765-4618.